  Exhibit 99.1

NextSource Materials Announces Results of 2019 Annual and Special Meeting of Shareholders

NEWS RELEASE – TORONTO, December 2, 2019

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or “the Company”) is pleased to announce the results of the Annual and Special Meeting of Shareholders (the “Meeting”) held in Toronto, Ontario, Canada on December 2, 2019.

As of the October 23, 2019, the record date for the Meeting, there were 507,417,021 common shares of the Company outstanding and entitled to vote at the Meeting. Of this amount, there were 230,165,579 common shares represented in person or by proxy at the Meeting.

The final voting results of the Meeting are set out below:

(1)
Election of Directors. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the election of directors:

Nominee	For	Withheld
Craig Scherba	98.3%	1.7%
Robin Borley	98.8%	1.2%
Dean Comand	93.5%	6.5%
Christopher Kruba	98.5%	1.5%
David McNeely	98.5%	1.5%
John Sanderson	16.2%	83.8%
Dalton Larson	34.0%	66.0%

In accordance with the Company’s majority voting policy, John Sanderson and Dalton Larson have each submitted an offer to resign to the Board. The Board will consider the respective resignation offers and will notify shareholders in due course by press release.

(2)
Appointment of MNP LLP. The Company’s shareholders approved the appointment of MNP LLP be appointed as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company and the directors be and they are hereby authorized to fix such remuneration. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the appointment of MNP LLP:

For	Withheld
93.3%	6.7%

(3)
Approval of the Share Consolidation. The Company’s shareholders approved an amendment to the Company’s articles of incorporation or articles of continuance, as applicable, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten, at any time prior to the one year anniversary of the Meeting, without further stockholder approval. The following table sets forth the vote of the shareholders at the Annual Meeting with respect to the approval of the share consolidation and corresponding amendment to our articles:

For	Against
90.5%	9.5%

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements are subject to risks and uncertainties and other factors that may cause NextSource Materials Inc. results to differ materially from expectations. These include risks relating to market fluctuations, property performance and other risks. These forward-looking statements speak only as of the date hereof. Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. NextSource Materials Inc. believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward- looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. NextSource Materials Inc. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.